[OTTO LAW GROUP, PLLC LETTERHEAD]

                                December 19, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Room 4561
Washington, D.C. 29549-0510

Attention: Patrick Gilmore

      Re:   TechAlt, Inc. (the "Registrant")
            Form 10-KSB for Fiscal Year Ended December 31, 2004
            Filed March 31, 2005
            File No. 000-27867

Dear Sirs:

      The Otto Law Group, on behalf TechAlt, Inc., sends this letter to detail the Registrant's actions following your comment letter dated July 18, 2005, in which letter you ask registrant to reply to several comments made by the Staff of the Securities and Exchange Commission (the "Commission") regarding registrant's recently Form 10-KSB for the Fiscal Year ended December 31, 2004, filed March 31, 2005, under the Securities Exchange Act of 1934 (the "Exchange Act"). Please find below registrant's responses to the comments. We will file this letter via EDGAR designating the form "CORRESP."

      When you have reviewed registrant's responses and if you have further comments or questions, please contact us.

Liquidity and Capital Resources

Off Balance Sheet Arrangements, page 9

1. The Registrant acknowledges the required disclosure under Item 303(c). Based on the simplicity of the arrangement involving an unambiguous purchase commitment arising from a settlement that was fully disclosed in the same section, the Registrant did not perceive this additional section to be warranted. In furtherance of complying with the disclosure requirements of Item 303(c), however, the Registrant will amend the Form 10-KSB to add a subsection to Note 2, entitle "Off Balance Sheet Arrangements," in which it will emphasize the nature of the purchase commitment and its potential effects and ramifications on the Registrant in reference to Item 303(c) to the extent applicable.

Note 1 - Description Of Business And Summary Of Significant Accounting Policies

Revenue Recognition, page F-7

2. The Registrant does not offer the buyer a right of return but the buyer may purchase a warranty. Accordingly, the sentence "The Registrant reduces revenue for estimated customer returns" has been removed from the Form 10-KSB, to be amended and filed.

3. The Registrant does not sell a bundles solution but sells the individual components on a per item bases with each individual component recognized as revenue upon delivery to the customer therefore the issues related to a bundled product refereed to in SOP 97-2 and EITF 00-21 are eliminated. The only revenue sources in 2004 and prior were from the sale of hardware and service that were billed upon deliver to the customer. In 2005 Software products will be sold to the customers and recognized upon delivery. The Form 10-KSB shall be amended and filed in accordance with this response.


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Note 2 - Agreement And Plan Of Merger And Settlement Agreement

Settlement Agreement, Page F-9

4. In accordance with EITF 96-18 Issue 1, Footnote 1, we have revised our computations of warrants issued to non-employees for services or settlement to include a volatility factor of 71% based on comparable industry data. We intend on issuing restated consolidated financials statements for the year ended December 31, 2004 for this change. The net loss will increase by $203,100. The Form 10-KSB shall be amended and filed in accordance with this response.

Note 6 - Stockholders' Equity

General

5. The Registrant followed the standards in SFAS 123 paragraph 9 whereby it uses the "best information available in the circumstances" of fair value given the facts and circumstances. The Registrant also considered the Guidance in the AICPA Practice Alert 2000-1 page 3 whereby it states "the most objective evidence used to support the value assigned to stock.....is information from a contemporaneous transaction..."The information that was available was (1) the cumulative preferred convertible Series A shares were sold at $1.00 per unit and are convertible into 2 common shares and (2) there was a sale to an investor of 100,000 common shares at a price of $.50 per share. We considered the fact that since the Series A preferred is convertible into common but has rights greater than common (is equivalent to common in voting but has cumulative dividend rights) that a maximum value of the common would be $.50 per share. We then considered the fact that a sale of common at $.50 per share occurred with a third party this establishing the fair value of the common shares at $.50. (see 100,000 common shares issued for cash of $50,000 in statement of equity).

With regard to terminology of methods used to value common stock please note that management established at its discretion a conversion price of the Series A preferred stock and referred to this as " a price determined by management to represent the fair value of such stock". This was not meant to imply it was based on a valuation. It was merely a contractual value. We will remove the above wording " a price determined by management to represent the fair value of such stock" from footnote 6 to avoid any confusion.

With regard to terminology relating to valuation of common stock for purposes of stock based consideration, as noted above we considered all available evidence but ultimately relied on the contemporaneous sale of 100,000 shares for $50,000 to establish the fair market value of the common shares. Accordingly we will remove any references to "based on the conversion rate of Series A preferred stock" in the footnotes.

The Registrant will amend its Form 10-KSB in accordance with this response.

Series A Convertible Preferred Stock, Warrants and Additional Investment Rights, Page F-13

6. After reviewing EITF 05-4 Issue Summary No 1, EITF 00-19 paragraph 2, and DIH K-1, we first determined that the registration rights agreement met the criteria to be considered as a freestanding instrument since it is a "best efforts" agreement and none of the other contracts are contingent on the registration rights agreement. In accordance with paragraph 8 of EITF 05-4 the registration rights agreement is deemed to be a derivative. We will record as a liability the fair value of the registration rights agreement in the restated financial statements at December 31, 2004.

Our conclusion was that the preferred stock, warrants and additional investment rights all qualified as equity (see analysis below) and thus the individual values were not segregated for financial statement presentation purposes since all was included in the one APIC account. However, as supplementary disclosure per your request we advise that the value of the warrants were computed using a Black-Scholes option pricing model to be approximately $0.229 per warrant (a total of $1,806,125) using the following assumptions, fair value of common stock $.50, exercise price of warrant $1.00, expected term of 5 years, zero expected dividends, expected volatility of 71% and interest rate of 3.1%. The fair value of the additional investment rights were not material as they only pertained to an additional 65,000 shares.


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We evaluated the preferred stock in accordance with SFAS 133 and determined under paragraph 61(l) that the preferred stock is more akin to equity than debt and therefore the embedded conversion feature is not a derivative. However, due to certain offering deficiencies discussed in the previous SEC comment letter of June 6, 2005, we had determined that under law the investors in the preferred stock had redemption rights. We then reviewed paragraph 61(e) to determine if the legal (not contractual) redemption rights are considered a put option. As this is not clear from paragraph 61(e) we made the conservative assumption that the redemption rights would be considered a put option such that the criteria in paragraph 12(a) is met (not clearly and closely related) and we then reviewed paragraphs 12(b) and 12(c). We determined that the put options should not be separated from the host contract (convertible preferred stock) since the criteria of paragraph 12(c) was not met as under paragraph 6(c) the redemption rights do not require or permit net settlement. Our conclusion therefore was that the preferred stock should be classified as temporary equity subject to EITF 98-5 and 00-27. We computed the beneficial conversion value at $1,806,125 which will be treated as a constructive dividend debit and credit to APIC in the restated financial statements.

We then reviewed EITF 00-19 relating to the freestanding warrants indexed to the Company's own stock. We noted that the warrants are exercisable at a fixed price, have cashless exercise provisions (may be net-physical settled at holders option), and have exercise price reset provisions. Please note with regard to our analysis of EITF 00-19 we are considering the warrant contract only and evaluating the best efforts registration rights agreement separately.

      (a) The warrant contract permits settlement in unregistered shares. If the registration statement is not available, the holder may only cashless exercise the warrants.

      (b) The Registrant has sufficient unissued and authorized common shares available considering all commitments (c) The contract has an explicit limit on the number of shares to be delivered in net share settlement (cashless exercise) since the exercise price is fixed and even under cashless exercise the maximum shares that can be issued is the fixed shares amount.

      (d) There are no required cash payments in the event the Registrant fails to make timely filings with the SEC. The warrant contract does not require net cash settlement but only allows net-share settlement (cashless exercise ) See (a) above.

      (e) There are no "make whole provisions" in the warrant contract. (f) There are no net-cash settlement provisions in the warrant contract.
            (g) The warrant contract does not require net cash settlement under any circumstance.

      (h) There are no provisions in the warrant contract providing the holder with rights exceeding those of common stockholders.

      (i) There is no provision in the contract to post collateral at any point for any reason.

      The Registrant will amend its Form 10-KSB in accordance with this response.

      Convertible Debenture and Conversion to Series A Preferred, page F-14

7. The debenture was issued in June 2004 for $100,000 cash received and was convertible into Preferred Series A stock at the offering price of that stock. There were no warrants issued with the debenture. The offering price of the Preferred Stock units was $1.00. The conversion rate is therefore considered to be fixed and there was no beneficial conversion value as the intrinsic value was zero. The Registrant has added a sentence to the footnote disclosing these facts and will amend its Form 10-KSB in accordance with this response.


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Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen at (206) 262-9545.


                                       Very truly yours,

                                       /s/ Todd Van Siclen
                                       Todd Van Siclen

Cc:   Craig Wilson


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